Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

	Aggregate	Amount of
Class of securities offered	offering price	registration fee
Medium-Term Senior Notes, Series D	$2,900,000.00	$113.97	(1)
Medium-Term Senior Notes, Series D	$2,650,000.00	$104.15	(2)

(1)	The filing fee of $113.97 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $113.97 due for this offering is offset against the $152,519.02 remaining of the fees most recently paid on May 28, 2008, of which $152,405.05 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

(2)	The filing fee of $104.15 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $104.15 due for this offering is offset against the $152,405.05 remaining of the fees most recently paid on May 28, 2008, of which $152,300.90 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
PRICING SUPPLEMENT NO. 2008-MTNDD308 and MTNDD309 DATED JULY 21, 2008
(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
2,650 Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the Russell 2000® Index
2,900 Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the S&P 500® Index
Each Due July 17, 2009
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.
•	This pricing supplement relates to two separate offerings of Contingent Participation Principal Protected Notes: Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the Russell 2000® Index, which we refer to as the Russell 2000® Index notes; and Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the S&P 500® Index, which we refer to as the S&P 500® Index notes. We refer to the Russell 2000® Index notes and the S&P 500® Index notes, together, as the notes.
•	We refer to any one of the Russell 2000® Index and the S&P 500® Index as an Underlying Index and, together, the Underlying Indices. Each series of notes offered by this pricing supplement is based upon only one of the Underlying Indices. The notes are not based upon the absolute return of a basket made up of the Underlying Indices.
•	The notes are based upon the absolute return of the respective Underlying Index, have a maturity of approximately one year and will mature on July 17, 2009. You will receive at maturity for each note you hold an amount in cash equal to $1,000 plus a note return amount, which may be positive or zero. Each series of notes will have its own note return amount, which will depend on the closing value of the applicable Underlying Index being within a specified range during the term of the notes and will be based on the percentage change of the value of the applicable Underlying Index during the term of the notes.
•	The note return amount of the Russell 2000® Index notes will depend on the closing value of the Russell 2000® Index being within a specified range during the term of the notes, will be based on the percentage change of the value of the Russell 2000® Index during the term of the notes, and may be positive or zero. Thus, for each $1,000 principal amount of Russell 2000® Index note held at maturity, you will receive $1,000 plus:
(i)	an amount equal to the product of (a) $1,000 and (b) the absolute value of the positive or negative percentage change in the closing value of the Russell 2000® Index from the date of this pricing supplement (which we refer to as the pricing date) to the third index business day before maturity (which we refer to as the valuation date), if the closing value of the Russell 2000® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to 816.23 (approximately 117% of the closing value of the Russell 2000® Index on the pricing date) AND greater than or equal to 579.03 (approximately 83% of the closing value of the Russell 2000® Index on the pricing date), or

(ii)	zero in all other circumstances.
•	The note return amount of the S&P 500® Index notes will depend on the closing value of the S&P 500® Index being within a specified range during the term of the notes, will be based on the percentage change of the S&P 500® Index during the term of the notes, and may be positive or zero. Thus, for each $1,000 principal amount of S&P 500® Index note held at maturity, you will receive $1,000 plus:
(i)	an amount equal to the product of (a) $1,000 and (b) the absolute value of the positive or negative percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date, if the closing value of the S&P 500® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to 1,449.00 (approximately 115% of the closing value of the S&P 500® Index on the pricing date) AND greater than or equal to 1,071.00 (approximately 85% of the closing value of the S&P 500® Index on the pricing date), or

(ii)	zero in all other circumstances.
•	The closing value of the Russell 2000® Index on the pricing date (which we refer to as the starting value) equals 697.63, and the starting value of the S&P 500® Index equals 1,260.00
•	We will not make any payments on the notes prior to maturity. We will not apply to list the notes on any exchange.
Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.
(cover continued on following page)

          “Russell 2000®” is a trademark of the Russell Investment Group (“Russell”) and has been licensed for use by Citigroup Funding Inc. The trademark has been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Russell. The notes are not sponsored, endorsed, sold or promoted by Russell and Russell neither makes any warranties nor bears any liability with respect to the notes.
          “Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the notes.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting Discount
		(including the Sales
		Commission described	Proceeds to Citigroup
	Public Offering Price	below)	Funding Inc.
Per Russell 2000® Index Note	$1,000.00	$12.50	$987.50
Total for all Russell 2000® Index Notes	$2,650,000.00	$33,125.00	$2,616,875.00
Per S&P 500® Index Note	$1,000.00	$12.50	$987.50
Total for all S&P 500® Index Notes	$2,900,000.00	$36,250.00	$2,863,750.00
          Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of US$1,000.00 per note and expects to sell the notes to the public, directly or through certain affiliated dealers, in one or more transactions at the public offering price set forth above. Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, will be sold at the public offering price less a concession of $10.00 per note. Citigroup Global Markets may allow, and this dealer may reallow, a concession of $10.00 per note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission not to exceed $10.00 per note for each note they sell.
          Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about July 24, 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A
What Are the Notes?
          The Russell 2000® Index Notes and the S&P 500® Index Notes are notes offered by Citigroup Funding Inc. that have a maturity of approximately one year. The notes pay an amount at maturity that will depend on the closing value of the applicable Underlying Index being within a specified range on every index business day from the pricing date up to and including the valuation date.
          If the closing value of the Russell 2000® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to 816.23 (approximately 117% of the starting value) AND greater than or equal to 579.03 (approximately 83% of the starting value), the payment you receive at maturity for each Russell 2000® Index note you then hold may be greater than $1,000 per note. If, however, the closing value of the Russell 2000® Index on any index business day from the pricing date up to and including the valuation date is greater than approximately 117% of the starting value or is less than approximately 83% of the starting value, the return on a Russell 2000® Index note will be zero, regardless of whether the closing value of the applicable Underlying Index on the valuation date (which we refer to as the ending value) is greater than or less than the starting value. Similarly, if the closing value of the S&P 500® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to 1,449.00 (approximately 115% of the starting value) AND greater than or equal to 1,071.00 (approximately 85% of the starting value), the payment you receive at maturity for each S&P 500® Index note you then hold may be greater than $1,000 per note. If, however, the closing value of the S&P 500® Index on any index business day from the pricing date up to and including the valuation date is greater than approximately 115% of the starting value or is less than approximately 85% of the starting value, the return on an S&P 500® Index note will be zero, regardless of whether the ending value is greater than or less than the starting value. In addition, if the ending value of the applicable Underlying Index equals the starting value, at maturity you will receive only your initial investment in the notes even if the closing value of the applicable Underlying Index on every index business day during the term of the notes is within the applicable specified range.
          The notes mature on July 17, 2009 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.
          Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.
What Does “Principal Protected” Mean?
          “Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the value of the applicable Underlying Index. Thus, you will not receive less than $1,000 per $1,000 principal amount of notes if you hold the notes to maturity.

Will I Receive Periodic Interest on the Notes?
          No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.
What Will I Receive at Maturity of the Notes?
          The notes will mature on July 17, 2009. At maturity you will receive for each note you hold an amount in cash equal to the sum of $1,000 and a note return amount, which may be positive or zero. The amount payable to you at maturity is based upon the ending value of the applicable Underlying Index. The payment you receive at maturity, however, will not be less than the amount of your original investment of $1,000 per note for each note you hold at maturity.
How Will the Note Return Amount Be Calculated?
          Each series of notes will have its own note return amount, which will depend on the closing value of the applicable Underlying Index being within a specified range during the term of the notes, will be based on the percentage change of the value of the applicable Underlying Index during the term of the notes, and may be positive or zero.
          For each Russell 2000® Index note held at maturity, you will receive $1,000 plus:
(i)	an amount equal to the product of (a) $1,000 and (b) the absolute index return percentage, if the closing value of the Russell 2000® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to approximately 117% of the starting value AND greater than or equal to approximately 83% of the starting value, or

(ii)	zero in all other circumstances.
          For each S&P 500® Index note held at maturity, you will receive $1,000 plus:
(i)	an amount equal to the product of (a) $1,000 and (b) the absolute index return percentage, if the closing value of the S&P 500® Index on every index business day from the pricing date up to and including the valuation date is BOTH less than or equal to approximately 115% of the starting value AND greater than or equal to approximately 85% of the starting value, or

(ii)	zero in all other circumstances.
          The absolute index return percentage will equal the percentage change in the closing value of the applicable Underlying Index from the pricing date to the valuation date, without regard to whether the change was positive or negative, expressed as a percentage:
Ending Value — Starting Value

Starting Value
provided that if the above calculation results in a negative number, the absolute index return percentage will equal the product of (i) such negative number calculated and (ii) –1. Thus, the absolute index return percentage will always be either positive or zero. Each series of notes will have its own absolute index return percentage based on the change in the value of the applicable Underlying Index.

          The starting value of the Russell 2000® Index notes equals 697.63, the closing value of the Russell 2000® Index on the pricing date. The starting value of the S&P 500® Index notes equals 1,260.00, the closing value of the S&P 500® Index on the pricing date.
          The ending value will equal the closing value of the applicable Underlying Index on the valuation date.
          The pricing date is July 21, 2008, the date of this pricing supplement and the date on which the notes were initially priced for sale to the public.
          The valuation date will be July 14, 2009, the third index business day before the maturity date.
          For more specific information about the “note return amount,” the determination of an “index business day” and the effect of a market disruption event on the determination of the note return amount, please see “Description of the Notes — Note Return Amount” in this pricing supplement.
Where Can I Find Examples of Hypothetical Returns at Maturity?
          For tables setting forth hypothetical returns at maturity for each series of notes, see “Description of the Notes — Hypothetical Returns at Maturity “ in this pricing supplement.
What is the Russell 2000® Index and What Does It Measure?
          Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from the Russell Investment Group, which we refer to as Russell, or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index. As of June 30, 2008, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. For further information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in this pricing supplement.
          Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.
How Has the Russell 2000® Index Performed Historically?
          We have provided a table showing the high and low closing values of the Russell 2000® Index for each month from January 2003 to June 2008, as well as a graph showing the closing values of the Russell 2000® Index on each index business day from January 2, 2003 to July 21, 2008. You can find the tables and the graph in the section “Description of Russell 2000® Index — Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. However, past performance is not indicative of how the Russell 2000® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Russell 2000® Index Is Not an Indication of the Future Performance of the Russell 2000® Index” in this pricing supplement.
What is the S&P 500® Index and What Does It Measure?
          Unless otherwise stated, all information on the S&P 500® Index provided in this preliminary pricing supplement is derived from Standard & Poor’s, which we refer to as S&P, or other publicly available sources. The S&P 500® Index is published by S&P and is intended to provide an indication of the pattern of common stock price movements. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through

1943. As of June 30, 2008, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this preliminary pricing supplement.
          Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.
How Has the S&P 500® Index Performed Historically?
          We have provided a table showing the high and low closing values of the S&P 500® Index for each month from January 2003 to June 2008 and a graph showing the closing values of the S&P 500® Index on each index business day from January 2, 2003 to July 21, 2008. You can find the table and the graph in the section “Description of the S&P 500® Index — Historical Data on the S&P 500® Index” in this preliminary pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section “Risk Factors — The Historical Performance of the Underlying Index Is Not an Indication of the Future Performance of the Underlying Index” in this preliminary pricing supplement.
What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?
          The notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less. There are, however, no rules specifically addressing the U.S. federal income tax treatment of notes with terms identical to those of the notes. Under the rules described above, a U.S. holder generally will be required to recognize income with respect to the notes in accordance with the holder’s method of tax accounting. A cash method U.S. holder generally will not be required to recognize income with respect to the notes until the maturity of the notes. Although there are no specific rules that provide for treatment of accrual method U.S. holders, accrual method U.S. holders generally should not be required to recognize income with respect to the notes prior to the date on which the amount of the contingent payment made with respect to the notes becomes fixed. In addition, any gain recognized by a U.S. holder at maturity of the notes generally should be treated as ordinary interest income. Any loss on the notes at maturity, or upon sale or other taxable disposition prior to maturity, will be treated as short-term capital loss. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.
Will the Notes Be Listed on a Stock Exchange?
          No. The notes will not be listed on any exchange.
Can You Tell Me More About Citigroup Inc. and Citigroup Funding?
          Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.
What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?
          Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.
Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?
          We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity could affect the value of the Underlying Indices and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in the receipt of a profit by our affiliates or us, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes —The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors —Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement, and “Use of Proceeds and Hedging” in the accompanying prospectus.
Does ERISA Impose Any Limitations on Purchases of the Notes?
          Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.
Are There Any Risks Associated with My Investment?
          Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES
          Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the stocks which comprise the Underlying Indices and other events that are difficult to predict and beyond our control.
The Return on Your Notes May Be Zero
          Your note return amount at maturity will depend on the closing value of the applicable Underlying Index on every index business day from the pricing date to the valuation date and will be based on the ending value of the applicable Underlying Index. If the closing value of the Russell 2000® Index on any index business day from the pricing date up to and including the valuation date is greater than approximately 117% of the starting value or is less than approximately 83% of the starting value, the payment you receive at maturity will be limited to your initial investment in the notes, even if the ending value of the Russell 2000® Index is greater than or less than its starting value. Similarly, if the closing value of the S&P 500® Index on any index business day from the pricing date up to and including the valuation date is greater than approximately 115% of the starting value or is less than approximately 85% of the starting value, the payment you receive at maturity will be limited to your initial investment in the notes, even if the ending value of the S&P 500® Index is greater than or less than its starting value. In addition, if the ending value equals the starting value, at maturity you will receive only your initial investment in the notes even if the closing value of the applicable Underlying Index on every index business day during the term of the notes is within the applicable specified range. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the Underlying Indices or an investment in some or all of the stocks included in the Underlying Indices.
The Appreciation of Your Investment in the Notes Will Be Limited
          The return on your notes may be less than the return on an investment that would permit you to participate fully in the appreciation of the Underlying Indices or an investment in the stocks included in the Underlying Indices. The note return amount is based on the absolute value of the positive or negative percentage change in the closing value of the applicable Underlying Index from the pricing date to the valuation date. Because the note return amount will equal zero if the closing value of the Russell 2000® Index on any index business day from the pricing date up to and including the valuation date is greater than approximately 117% of the starting value or is less than approximately 83% of the starting value, the note return amount will not exceed approximately 17% of your initial investment in the notes. Because the note return amount will equal zero if the closing value of the S&P 500® Index on any index business day from the pricing date up to and including the valuation date is greater than approximately 115% of the starting value or is less than approximately 85% of the starting value, the note return amount will not exceed approximately 15% of your initial investment in the notes.
          In addition, if the ending value equals the starting value, at maturity you will receive only your initial investment in the notes even if the closing value of the applicable Underlying Index on every index business day during the term of the notes is within the specified range.
You Will Not Receive Any Periodic Payments on the Notes
          You will not receive any periodic interest payments or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

No Principal Protection Unless You Hold the Notes to Maturity
          You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.
Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Underlying Indices
          Your return, if any, on the notes will not reflect the return you would realize if you actually owned the stocks included in the Underlying Indices because the note return amount does not take into consideration the value of any dividends paid on the underlying stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the Underlying Indices, even if you participate fully in the appreciation in the value of the Underlying Indices.
The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity
          The notes do not pay any interest. As a result, even if the closing value of the Russell 2000® Index has stayed within the specified range during the term of the notes, if the ending value of the Russell 2000® Index is less than 724.83 or more than 670.83, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity. Similarly, even if the closing value of the S&P 500® Index has stayed within the specified range during the term of the notes, if the ending value of the S&P 500® Index is less than 1,308.40 or more than 1,211.60, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.
You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop
          The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.
The Price at Which You Will Be Able to Sell Your Notes Will Depend on a Number of Factors
          We believe that the value of your notes will be affected by the supply of and demand for the notes, the value of the Underlying Indices, interest rates, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.
          Closing Value of the Underlying Indices. We expect that the market value of the notes will depend substantially on the amount, if any, by which the closing value of the Underlying Indices changes from the starting value. However, changes in the closing value of the Underlying Indices may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to maturity, even if the closing value of the applicable Underlying Index has been within the applicable specified range at all times during the term of the notes up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the closing value at the time of sale because of expectations that the closing value of the Underlying Index will continue to fluctuate between that time and the valuation date. In addition, significant increases or decreases in the closing value of the applicable Underlying Index may result in a decrease in the market value of the notes because if the closing value of the applicable Underlying Index on any index business day after the pricing date up to and including the valuation date is not within the applicable specified range, the amount you can receive at maturity for each $1,000 note you then hold will be limited to $1,000 and the note return amount will be zero.

          Volatility of the Underlying Indices. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of an Underlying Index changes during the term of the notes, the market value of the corresponding notes in the secondary market may decrease.
          Events Involving the Companies Included in the Underlying Indices. General economic conditions and earnings results of the companies whose stocks are included in the Underlying Indices and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.
          Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.
          Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the applicable Underlying Index during the term of the notes. A “time premium” or “discount” results from expectations concerning the value of the applicable Underlying Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.
          Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks included in the Underlying Indices or in the other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices during the term of the notes. This hedging activity could affect the value of the Underlying Indices and therefore the market value of the notes. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.
          Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.
          We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.
The Historical Performance of the Underlying Indices Is Not an Indication of the Future Performance of the Underlying Indices
          The historical performance of the Underlying Indices, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Underlying Indices during the term of the notes. Changes in the value of the Underlying Indices will affect the value of the notes, but it is impossible to predict whether the value of the Underlying Indices will fall or rise.
You Will Have No Rights Against the Publisher of, or Any Issuer of Any Stock Included in, the Underlying Indices
          You will have no rights against the index publisher of, or any issuer of any stock included in, the Underlying Indices, even though the amount you receive at maturity will depend in part on the prices of the stocks included in the Underlying Indices. By investing in the notes you will not acquire any shares of stocks included in the Underlying Indices and you will not receive any dividends or other distributions with respect to stocks included in the Underlying Indices. The index publisher and the issuers of the stocks included in the Underlying Indices are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the Underlying Indices or Related Derivative Instruments by Affiliates of Citigroup Funding
          Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the stocks included in the Underlying Indices or derivative instruments related to such stocks or index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the Underlying Indices Index and therefore the market value of the notes.
Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest
          Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.
Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest
          In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in one or more of the stocks included in the Underlying Indices or in other instruments, such as options, swaps or futures, based upon the Underlying Indices or the stocks included in the Underlying Indices. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the value of the Underlying Indices and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES
          The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.
General
          The Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the Russell 2000® Index Due July 17, 2009 (the “Russell 2000® Index Notes”) and the Contingent Participation Principal Protected Notes Based Upon the Absolute Return of the S&P 500® Index Due July 17, 2009 (the “S&P 500® Index Notes”) (the Russell 2000® Index Notes and the S&P 500® Index Notes, together, the “Notes”) are securities offered by Citigroup Funding Inc. that have a maturity of approximately one year. The Notes pay an amount at maturity that will depend on the closing value of the applicable Underlying Index being within a specified range on every Index Business Day from the Pricing Date up to and including the Valuation Date. If the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is BOTH less than or equal to 816.23 (approximately 117% of the Starting Value) AND greater than or equal to 579.03 (approximately 83% of the Starting Value), the payment you receive at maturity for each Note you then hold may be greater than $1,000 per Note. If, however, the closing value of the Russell 2000® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date is greater than approximately 117% of the Starting Value or is less than approximately 83% of the Starting Value, the return on a Note will be zero, regardless of whether the Ending Value is greater than or less than the Starting Value. Similarly, if the closing value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is BOTH less than or equal to 1,449.00 (approximately 115% of the Starting Value) AND greater than or equal to 1,071.00 (approximately 85% of the Starting Value), the payment you receive at maturity for each Note you then hold may be greater than $1,000 per Note. If, however, the closing value of the S&P 500® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date is greater than approximately 115% of the Starting Value or is less than approximately 85% of the Starting Value, the return on a Note will be zero, regardless of whether the Ending Value is greater than or less than the Starting Value. In addition, if the Ending Value equals the Starting Value, at maturity you will receive only your initial investment in the Notes even if the closing value of the applicable Underlying Index on every Index Business Day during the term of the Notes is within the specified range.
          The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Russell 2000® Index Notes issued will be $2,650,000.00 (2,650 Notes). The aggregate principal amount of S&P 500® Index Notes issued will be $2,900,000.00 (2,900 Notes). The Notes will mature on July 17, 2009. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.
          Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.
Interest
          We will not make any periodic payments of interest or any other periodic payments on the Notes. Also, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Indices.

Payment at Maturity
          The Notes will mature on July 17, 2009. If you hold your Note to maturity, you will receive at maturity for each $1,000 principal amount note an amount in cash equal to $1,000 plus a Note Return Amount, which may be positive or zero.
Note Return Amount
          The Note Return Amount for each series of notes will depend on the closing value of the applicable Underlying Index being within a specified range during the term of the Notes, will be based on the percentage change of the value of the applicable Underlying Index during the term of the Notes, and may be positive or zero.
          For each $1,000 Russell 2000® Index Note held at maturity, you will receive $1,000 plus:
(i)	an amount equal to the product of (a) $1,000 and (b) the Absolute Index Return Percentage, if the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is BOTH less than or equal to approximately 117% of the Starting Value AND greater than or equal to approximately 83% of the Starting Value, or

(ii)	zero in all other circumstances.
For each $1,000 S&P 500® Index Note held at maturity, you will receive $1,000 plus:
(i)	an amount equal to the product of (a) $1,000 and (b) the Absolute Index Return Percentage, if the closing value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is BOTH less than or equal to approximately 115% of the Starting Value AND greater than or equal to approximately 85% of the Starting Value, or

(ii)	zero in all other circumstances.
          The Absolute Index Return Percentage will equal the percentage change in the closing value of the applicable Underlying Index from the Pricing Date to the Valuation Date, without regard to whether the change was positive or negative, expressed as a percentage:
Ending Value — Starting Value

Starting Value
          provided that if the above calculation results in a negative number, the Absolute Index Return Percentage will equal the product of (i) such negative number calculated and (ii) –1. Thus, the Absolute Index Return Percentage will always be either positive or zero. Each series of notes will have its own absolute index return percentage based on the change in the value of the applicable Underlying Index.
          The Starting Value of the Russell 2000® Index Notes equals 697.63, the closing value of the Russell 2000® Index on the Pricing Date. The Starting Value of the S&P 500® Index equals 1,260.00, the closing value of the S&P 500® Index on the Pricing Date.
          The Ending Value will equal the closing value of the relevant Underlying Index on the Valuation Date.
          The Pricing Date is July 21, 2008, the date of this pricing supplement and the date on which the Notes are initially priced for sale to the public.
          The Valuation Date will be July 14, 2009, the third Index Business Day before the maturity date.

          If the closing value of an Underlying Index is not available on any determination date because of a Market Disruption Event or otherwise, the closing value of the Underlying Index for that day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the closing value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the closing value of the Underlying Index made by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.
          An Index Business Day means, with respect to each Underlying Index, a day, as determined by the calculation agent, on which such Underlying Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of such Underlying Index on such day are capable of being traded on their relevant exchanges or markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.
          A Market Disruption Event means, with respect to each Underlying Index and as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of such Underlying Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to such Underlying Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of such Underlying Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in such Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of such Underlying Index will be based on a comparison of the portion of the value of such Underlying Index attributable to that security relative to the overall value of such Underlying Index, in each case immediately before that suspension or limitation.
Hypothetical Returns at Maturity
          The Note Return Amount will depend on the Ending Value of the of the applicable Underlying Index and the closing value of the applicable Underlying Index on every Index Business Day from the Pricing Date up to and including the Valuation Date. Because the closing value of the Underlying Indices may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.
Hypothetical Returns at Maturity for the Russell 2000® Index Notes
          The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the Russell 2000® Index on the return on the Russell 2000® Index Notes at maturity, depending on whether the closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is both less than or equal to approximately 117% of the Starting Value and greater than or equal to approximately 83% of the Starting Value. All of the hypothetical examples assume an investment in the Notes of $1,000, that the Starting Value is 665.00, that 117% of the Starting Value is 778.05, that 83% of the Starting Value is 551.95, that the term of the Notes is one year, and that an investment is made on the initial issue date and held to maturity.
          As demonstrated by the examples below, if the hypothetical closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is both less than or equal to 778.05 and greater than or equal to 551.95, the return will be equal to the Absolute Index Return Percentage and, so long as the hypothetical Ending Value does not equal the hypothetical Starting Value, the payment at maturity will be greater than the initial investment of $1,000 per Note. If, however, the hypothetical closing value of the Russell 2000® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date is greater than 778.05 or less than 551.95, your return on the Notes will be zero, regardless of whether the hypothetical Ending Value is greater than or less than the hypothetical Starting Value.

		Scenario I:		Scenario II:
		All Closing Values Are Less Than		One or More Closing Values Are
	Percentage	or Equal to 778.05 and Greater		Greater Than 778.05 or Less Than
Hypothetical	Change from	Than or Equal to 551.95[1]		551.95[2]
Ending Value	Starting Value		Total Payment		Total Payment
of Russell	to Ending	Total Return	at Maturity on	Total Return	at Maturity on
2000® Index	Value (%)	on the Notes	the Notes	on the Notes	the Notes
495.43	-25.5%	NA	NA	0%	$1,000.00
509.56	-23.4%	NA	NA	0%	$1,000.00
523.69	-21.3%	NA	NA	0%	$1,000.00
537.82	-19.1%	NA	NA	0%	$1,000.00
551.95	-17.0%	17.0%	$1,170.00	0%	$1,000.00
566.08	-14.9%	14.9%	$1,149.00	0%	$1,000.00
580.21	-12.8%	12.8%	$1,128.00	0%	$1,000.00
594.34	-10.6%	10.6%	$1,106.00	0%	$1,000.00
608.48	-8.5%	8.5%	$1,085.00	0%	$1,000.00
622.61	-6.4%	6.4%	$1,064.00	0%	$1,000.00
636.74	-4.3%	4.3%	$1,043.00	0%	$1,000.00
650.87	-2.1%	2.1%	$1,021.00	0%	$1,000.00
665.00	0.0%	0.0%	$1,000.00	0%	$1,000.00
679.13	2.1%	2.1%	$1,021.00	0%	$1,000.00
693.26	4.3%	4.3%	$1,043.00	0%	$1,000.00
707.39	6.4%	6.4%	$1,064.00	0%	$1,000.00
721.53	8.5%	8.5%	$1,085.00	0%	$1,000.00
735.66	10.6%	10.6%	$1,106.00	0%	$1,000.00
749.79	12.8%	12.8%	$1,128.00	0%	$1,000.00
763.92	14.9%	14.9%	$1,149.00	0%	$1,000.00
778.05	17.0%	17.0%	$1,170.00	0%	$1,000.00
792.18	19.1%	NA	NA	0%	$1,000.00
806.31	21.3%	NA	NA	0%	$1,000.00
820.44	23.4%	NA	NA	0%	$1,000.00
834.58	25.5%	NA	NA	0%	$1,000.00
          The examples are for purposes of illustration only. The actual Note Return Amount will depend on the actual Starting Value, the actual closing values of the Russell 2000® Index during the term of the Notes, the Ending Value, and other relevant parameters.
Hypothetical Returns at Maturity for the S&P 500® Index Notes
          The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the S&P 500® Index on the return on the S&P 500® Index Notes at maturity, depending on whether the closing value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is both less than or equal to approximately 115% of the Starting Value and greater than

[1]	The hypothetical closing value of the Russell 2000® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date has been less than or equal to 778.05, which is 117% of the hypothetical Starting Value, and greater than or equal to 551.95, which is 83% of the hypothetical Starting Value.

[2]	The hypothetical closing value of the Russell 2000® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date has been greater than 778.05, which is 117% of the hypothetical Starting Value, or less than 551.95, which is 83% of the hypothetical Starting Value.

or equal to approximately 85% of the Starting Value. All of the hypothetical examples assume an investment in the Notes of $1,000, that the Starting Value is 1,215.00, that 115% of the Starting Value is 1,397.25, that 85% of the Starting Value is 1,032.75, that the term of the Notes is nine months, and that an investment is made on the initial issue date and held to maturity.
          As demonstrated by the examples below, if the hypothetical closing value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date is both less than or equal to 1,397.25 and greater than or equal to 1,032.75, the return will be equal to the Absolute Index Return Percentage and, so long as the hypothetical Ending Value does not equal the hypothetical Starting Value, the payment at maturity will be greater than the initial investment of $1,000 per Note. If, however, the hypothetical closing value of the S&P 500® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date is greater than 1,397.25 or less than 1,032.75, your return on the Notes will be zero, regardless of whether the hypothetical Ending Value is greater than or less than the hypothetical Starting Value.

		Scenario I: All Closing Values Are		Scenario II: One or More Closing
	Percentage	Less Than or Equal to 1,397.25 and		Values Are Greater Than 1,397.25
Hypothetical	Change from	Greater Than or Equal to 1,032.75[3]		or Less Than 1,032.75[4]
Ending Value	Starting Value		Total Payment		Total Payment
of S&P 500®	to Ending Value	Total Return on	at Maturity on	Total Return on	at Maturity on
Index	(%)	the Notes	the Notes	the Notes	the Notes
941.63	-22.5%	NA	NA	0%	$1,000.00
964.41	-20.6%	NA	NA	0%	$1,000.00
987.19	-18.8%	NA	NA	0%	$1,000.00
1,009.97	-16.9%	NA	NA	0%	$1,000.00
1,032.75	-15.0%	15.0%	$1,150.00	0%	$1,000.00
1,055.53	-13.1%	13.1%	$1,131.00	0%	$1,000.00
1,078.31	-11.3%	11.3%	$1,113.00	0%	$1,000.00
1,101.09	-9.4%	9.4%	$1,094.00	0%	$1,000.00
1,123.88	-7.5%	7.5%	$1,075.00	0%	$1,000.00
1,146.66	-5.6%	5.6%	$1,056.00	0%	$1,000.00
1,169.44	-3.8%	3.8%	$1,038.00	0%	$1,000.00
1,192.22	-1.9%	1.9%	$1,019.00	0%	$1,000.00
1,215.00	0.0%	0.0%	$1,000.00	0%	$1,000.00
1,237.78	1.9%	1.9%	$1,019.00	0%	$1,000.00
1,260.56	3.8%	3.8%	$1,038.00	0%	$1,000.00
1,283.34	5.6%	5.6%	$1,056.00	0%	$1,000.00
1,306.13	7.5%	7.5%	$1,075.00	0%	$1,000.00
1,328.91	9.4%	9.4%	$1,094.00	0%	$1,000.00
1,351.69	11.3%	11.3%	$1,113.00	0%	$1,000.00
1,374.47	13.1%	13.1%	$1,131.00	0%	$1,000.00
1,397.25	15.0%	15.0%	$1,150.00	0%	$1,000.00
1,420.03	16.9%	NA	NA	0.0%	$1,000.00
1,442.81	18.8%	NA	NA	0.0%	$1,000.00
1,465.59	20.6%	NA	NA	0.0%	$1,000.00
1,488.38	22.5%	NA	NA	0.0%	$1,000.00
          The examples are for purposes of illustration only. The actual Note Return Amount will depend on the actual Starting Value, the actual closing values of the S&P 500® Index during the term of the Notes, the Ending Value, and other relevant parameters.

[3]	The hypothetical closing value of the S&P 500® Index on every Index Business Day from the Pricing Date up to and including the Valuation Date has been less than or equal to 1,397.25, which is 115% of the hypothetical Starting Value, and greater than or equal to 1,032.75, which is 85% of the hypothetical Starting Value.

[4]	The hypothetical closing value of the S&P 500® Index on any Index Business Day from the Pricing Date up to and including the Valuation Date has been greater than 1,397.25, which is 115% of the hypothetical Starting Value, or less than 1,032.75, which is 85% of the hypothetical Starting Value.

Discontinuance of an Underlying Index
          If Russell discontinues publication of the Russell 2000® Index or S&P discontinues publication of the S&P 500® Index or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to an Underlying Index, then the value of such Underlying Index will be determined by reference to the value of that index, which we refer to as a “successor index.”
          Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.
          If Russell discontinues publication of the Russell 2000® Index or S&P discontinues publication of the S&P 500® Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of an Underlying Index, the value to be substituted for such Underlying Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate such Underlying Index prior to any such discontinuance.
          If Russell discontinues publication of the Russell 2000® Index or S&P discontinues publication of the S&P 500® Index prior to the determination of the Note Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Note Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the applicable Underlying Index or the relevant index as described in the preceding paragraph.
          If a successor index is selected or the calculation agent calculates a value as a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.
          Notwithstanding these alternative arrangements, discontinuance of the publication of an Underlying Index may adversely affect the market value of the Notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.
Alteration of Method of Calculation
          If at any time the method of calculating an Underlying Index or a successor index is changed in any material respect, or if the Underlying Index or a successor index is in any other way modified so that the value of such Underlying Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Underlying Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Underlying Index or the successor index. Accordingly, if the method of calculating an Underlying Index or the successor index is modified so that the value of the Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.
Redemption at the Option of the Holder; Defeasance
          The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration
          In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.
          In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.25% per annum on the unpaid amount due.
Paying Agent and Trustee
          Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.
Calculation Agent
          The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 2000® INDEX
General
          Unless otherwise stated, all information on the Russell 2000® Index provided in this Pricing Supplement is derived from the Russell Investment Group (“Russell”) or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible initial public offerings (“IPOs”) of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index.
          As of June 30, 2008, the largest five sectors represented by the Russell 2000® Index were Financial Services, Consumer Discretionary and Services, Technology, Health Care and Materials and Processing. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.
          THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.
Computation of the Russell 2000® Index
          Companies incorporated in the United States are eligible for inclusion in the Russell Indexes. Additionally, beginning with the reconstitution that took place on June 23, 2007, companies incorporated in select international regions including the Bahamas, Bermuda and the Cayman Islands, are also eligible for inclusion if such companies meet at least ONE of the following criteria: 1) the headquarters is in the United States or 2) the headquarters is in the international region and the primary exchange for local shares of the company is in the United States. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are excluded. American Depository Receipts, trust receipts, royalty trusts, limited liability companies, OTC companies, bulletin board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution, if it is still trading below $1.00. In order to be included in the Russell Indexes’ annual reconstitution, a stock must be listed on May 31 and Russell must have access to documentation verifying the company’s eligibility for inclusion. IPOs will be considered for inclusion quarterly.
          The primary criteria used to determine the initial list of securities eligible for the Russell 2000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 2000® Index using the then existing market capitalizations of eligible companies. IPO eligibility is determined quarterly. Generally, as of the last Friday of June of each year, the Russell 2000® Index is adjusted to reflect the reconstitution market value for that year.
          The following types of shares are considered unavailable for the purposes of capitalization determinations:
•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in one of the Russell Indexes are held by another company also in one of the Russell Indexes. All shares in this class will be adjusted;
•	Large private and corporate shares — shares held by another listed company or private individuals, if the amount of shares so held is greater than 10% of outstanding shares but does not preclude institutional holdings by investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms;
•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and
•	IPO lock-ups — shares locked up during an IPO that are not available to the public and will be excluded from the market value at the time the IPO enters the relevant Russell Index.
          Once the market capitalization for each security is determined using total shares and price (as described above), each security is placed in the appropriate Russell market capitalization-based index. The largest 4,000 securities become members of the Russell 3000E™ Index. The Russell 2000® Index is a subset of this index and generally includes the stock of companies 1001 through 3000 (based on descending total market capitalization) of the Russell 3000E™ Index.
          The following summarizes selected types of maintenance adjustments to which the Russell 2000® Index is subject. A full description of all corporate action driven change to the Russell Indexes can be found on Russell’s website.
•	“No Replacement” Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.
•	Rules for Deletions:
•	Acquired or Reorganized Stock — Adjustments to the Russell 2000® Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Russell 2000® Index. If both companies involved are included in the Russell 3000E™ Index, the acquired company is deleted and that company’s market capitalization is moved to the acquiring stock according to the merger terms. Special rules apply if only one of the companies involved is included in the Russell 3000E™ Index.

•	Re-incorporated or Delisted Stock — Companies re-incorporating to another country or delisting their stock will be removed on the day of re-incorporation or delisting.
•	Rule for Additions:
•	Spin-offs — Spin-off companies are added to the parent company’s Russell index and capitalization tier of membership, if the spin-off company is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E Index at the latest reconstitution.

•	Initial Public Offerings — Eligible IPOs are added to the Russell Indexes each quarter.
Historical Data on the Russell 2000® Index
          The following table sets forth the high and low closing values of the Russell 2000® Index for each month in the period from January 2003 through June 2008. These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January
High	398.45	601.50	640.44	733.20	800.34	753.55
Low	367.62	560.85	604.53	684.05	775.87	671.57
February
High	370.25	597.07	638.85	740.63	829.44	730.50
Low	354.77	564.03	617.93	710.53	792.66	686.18
March
High	376.23	599.54	644.95	765.14	809.51	705.27
Low	345.94	557.63	604.63	718.28	760.06	643.97
April
High	398.68	606.39	619.76	778.42	833.80	725.37
Low	368.69	559.80	575.02	742.11	803.22	686.07
May
High	441.00	570.06	616.90	781.83	847.18	748.28
Low	398.83	535.34	582.02	711.04	814.18	716.21
June
High	458.01	591.52	644.19	737.45	855.09	763.27
Low	439.41	557.67	620.30	672.72	821.72	689.66
July
High	479.03	582.72	683.04	730.80	855.77
Low	449.17	533.49	643.04	671.94	776.12
August
High	497.42	551.93	688.51	720.58	798.93
Low	453.77	517.10	648.64	679.04	751.54
September
High	520.20	576.92	680.82	734.48	817.40
Low	485.29	552.46	649.94	706.47	769.81
October
High	531.84	592.66	670.55	776.04	845.72
Low	500.32	564.88	621.57	718.35	798.79
November
High	546.51	634.46	683.58	792.91	801.77
Low	521.68	585.44	643.02	750.13	735.07
December
High	565.47	654.57	690.57	797.73	797.03
Low	528.49	625.50	672.25	780.82	739.06

Historical Graph
          The following graph illustrates the historical performance of the Russell 2000® Index based on the daily closing values from January 3, 2003 through July 21, 2008. Past values of the Russell 2000® Index are not indicative of future Russell 2000® Index values. This graph does not include intra-day values.
Daily Closing Values of Russell 2000 Index
          On July 21, 2008, the closing value of the Russell 2000® Index was 697.63.
License Agreement
          Russell and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial instruments, including the Notes.
          The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this Pricing Supplement.
          “The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in financial products generally or in the Notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to Citigroup Global Markets is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Global Markets or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right , at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

          RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING INC., INVESTORS, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”
DESCRIPTION OF THE S&P 500® INDEX
General
          Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.
          The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.
          As of June 30, 2008, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.
          As of June 30, 2008, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (8.12%), Consumer Staples (10.79%), Energy (16.22%), Financials (14.25%), Health Care (11.92%), Industrials (11.12%), Information Technology (16.44%), Materials (3.83%), Telecommunication Services (3.32%) and Utilities (3.99%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.
          THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index
          On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).
          Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:
•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.
          However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.
          For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.
          The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® reflects the total Market Value of all Index component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).
          An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.
          The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance’).

          Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.
          To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.
Historical Data on the S&P 500® Index
          The following table sets forth the high and low closing values of the S&P 500® Index for each month in the period from January 2003 through June 2008. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January
High	931.66	1,155.37	1,202.08	1,294.18	1,440.13	1,447.16
Low	844.61	1,108.48	1,163.75	1,261.49	1,409.71	1,310.50
February
High	860.32	1,157.76	1,211.37	1,294.12	1,459.68	1,395.42
Low	817.37	1,126.52	1,184.16	1,254.78	1,399.04	1,326.45
March
High	895.79	1,156.86	1,225.31	1,307.25	1,437.50	1,352.99
Low	800.73	1,091.33	1,165.36	1,272.23	1,374.12	1,273.37
April
High	919.02	1,150.57	1,191.14	1,311.56	1,495.42	1,397.84
Low	858.48	1,107.30	1,137.50	1,285.33	1,424.55	1,328.32
May
High	963.59	1,121.53	1,198.78	1,325.76	1,530.62	1,426.63
Low	916.30	1,084.10	1,154.05	1,256.58	1,486.30	1,375.93
June
High	1,011.66	1,144.06	1,216.96	1,288.22	1,539.18	1,404.05
Low	967.00	1,116.64	1,190.69	1,223.69	1,490.72	1,278.39
July
High	1,007.84	1,128.94	1,243.72	1,280.19	1,553.08
Low	978.80	1,084.07	1,194.44	1,234.49	1,455.27
August
High	1,008.01	1,107.77	1,245.04	1,304.28	1,497.49
Low	965.46	1,063.23	1,205.10	1,265.95	1,406.70
September
High	1,039.58	1,129.30	1,241.48	1,339.15	1,531.38
Low	995.97	1,103.52	1,210.20	1,294.02	1,451.70
October
High	1,050.71	1,142.05	1,226.70	1,389.08	1,565.15
Low	1,018.22	1,094.81	1,176.84	1,331.32	1,500.63
November
High	1,059.02	1,184.17	1,268.25	1,406.09	1,520.27
Low	1,033.65	1,130.51	1,202.76	1,364.30	1,407.22
December
High	1,111.02	1,213.55	1,272.74	1,427.09	1,515.96
Low	1,059.05	1,177.07	1,248.29	1,396.71	1,445.90

          The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof on each Index Business Day from January 2, 2003 through July 21, 2008. Past values of the S&P 500® Index are not indicative of future index values. This graph does not include intra-day values.
Daily Closing Values of S&P 500 Index
          On July 21, 2008, the closing value of the S&P 500® Index was 1,260.
License Agreement
          S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.
          The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this preliminary pricing supplement.
          “The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.
          “S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP HOLDING.”
          All disclosures contained in this preliminary pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
          The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).
          This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.
          Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.
Tax Characterization of the Notes
          Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument with a contingent payment determined by reference to the value of the Russell 2000® Index or the S&P 500® Index, as applicable, and a maturity of one year or less, issued by Citigroup Funding. Each holder, by accepting a Note, agrees to this characterization of the Note. The remainder of this summary assumes such characterization of each Note and the holder’s agreement thereto.
United States Holders
          The Notes are subject to special rules applicable to debt obligations with a maturity of one year or less. Under these rules, a U.S. Holder using the cash method of accounting generally will include amounts in income with respect to the Note Return Amount at the time that such payment is received. U.S. Holders using an accrual method of accounting generally are required to accrue original issue discount with respect to a Note. The rules applicable to short-term debt obligations do not, however, address how to accrue income with respect to a future contingent payment such as the Note Return Amount that will be paid at maturity. Moreover, while there are special U.S. federal income tax rules applicable to debt instruments with one or more contingent payments that require U.S. Holders to accrue interest income using a specified methodology, those rules do not apply to short-term taxable debt obligations. Taxpayers using an accrual method of accounting generally are not required to include amounts in income until all the events have occurred that fix the right to receive the income and the amount of the income can be determined with reasonable accuracy. Accordingly, although no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the following tax treatment, under the rules described above a U.S. Holder using the accrual method of accounting should not be required to include amounts in income in respect of the Note Return Amount prior to the date on which the amount of such payment becomes fixed. Under this treatment, a U.S. Holder will recognize ordinary income in respect of the Note Return Amount to the extent that the amount payable to the Holder at maturity exceeds US$1,000 per Note, or capital loss to the extent that the maturity payment is less than the Holder’s basis in the Notes. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes to such holder.
          Upon a sale or exchange of the Notes prior to maturity, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized and the Holder’s tax basis in the Notes. The rules applicable to short-term debt obligations do not address the proper characterization of any gain realized upon disposition of obligations such as the Notes prior to maturity. Generally, gain on disposition of a short-term note issued by a corporation is treated as ordinary income to the extent of accrued original issue discount not previously taken into account, and otherwise as short-term capital gain. Accordingly, under the rules generally applicable, and assuming that a U.S. Holder is not required to accrue any amounts in respect of the Note Return Amount prior to the time when that Amount is paid or fixed, a gain on the disposition of the Notes prior to maturity would be treated as short-term capital gain. A U.S. Holder should note, however, that the IRS may seek to characterize any gain on disposition as ordinary income, particularly if the Holder disposes of the Note close to maturity. Any loss on the Notes will be treated as short-term capital loss.
          Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.
Non-United States Holders
          The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien. Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.
          Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:
(i)	such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii)	the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii)	such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.
          If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.
          Information Reporting and Backup Withholding. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

          U.S. Federal Estate Tax. A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to a U.S. federal estate tax.
PLAN OF DISTRIBUTION
          The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.
          Citigroup Global Markets Inc., acting as principal, has agreed to purchase from Citigroup Funding Inc., and Citigroup Funding Inc. has agreed to sell to Citigroup Global Markets Inc., $2,650,000.00 principal amount of Russell 2000® Index Notes (2,650 Notes), and $2,900,000.00 principal amount of S&P 500® Index Notes (2,900 Notes) any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citicorp Financial Services Corp., a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession of $10.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $10.00 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $10.00 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.
          The Notes will not be listed on any exchange.
          In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Global Index Basket or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding Inc.” in this Pricing Supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
          Citigroup Global Markets Inc. is an affiliate of Citigroup Funding Inc. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.
ERISA MATTERS
          Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:
(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the

Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.
          The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.
Medium-Term Notes, Series D
Contingent Participation
Principal Protected Notes

Based Upon
The Absolute Return of the
Russell 2000® Index and
the S&P 500® Index
Due July 17, 2009
($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.
Pricing Supplement
July 21, 2008
(Including Prospectus Supplement
Dated April 13, 2006 and
Prospectus Dated March 10, 2006)